Exhibit 99.1                          Filer: Tele Celular Sul Participacoes S.A.
------------                          Proposed merger with Tele Nordeste Celular
                                      Participacoes S.A.

                                      Registration No. 333-116330




In connection with this proposed transaction, Tele Celular Participacoes S.A.
(TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participacoes S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.




                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
          Publicly-held Corporation - CNPJ/MF NO. 02.558.156/0001-18 -
                              NIRE NO.2630001109-3



                       TELE CELULAR SUL PARTICIPACOES S.A.
          Publicly-held Corporation - CNPJ/MF NO. 02.558.115/0001-21 -
                              NIRE NO. 4130001760-3




                           MATERIAL FACT ANNOUNCEMENT


TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND") and TELE CELULAR SUL PARTICIPACOES S.A. ("TSU"), both controlled by TIM BRASIL SERVICOS E PARTICIPACOES S.A. ("TIM Brasil"), hereby, pursuant to the provisions in Law no. 6,404/76, art. 157, Section 4, and CVM Instruction no. 358/02, as amended by CVM Instruction no. 369/02 and also pursuant to CVM Instruction no. 319/99, as amended by CVM Instruction no. 320/99 and no. 349/99, inform their shareholders, the market in general and any other interested parties, of the following Material Fact Announcement:

1. Brief Summary and Current Corporate Structure. As informed through the Material Fact Announcement published on June 1, 2004, the Boards of Directors of TND and TSU (the "Companies") authorized, on May 31, 2004, the execution of an Agreement of Merger, under which TND will be merged into TSU. At that time, the Boards of Directors analysed the report containing an economic appraisal of the Companies (pursuant to item 13 of this Material fact announcement), based on which the Boards of Directors of the Companies established the exchange ratios of TND shares for TSU shares. Pursuant to art. 45 of Law 6404/76, balance sheets of TND and of TSU were prepared on the basis date June 30, 2004. Such balance sheets have been audited and, based on them, the following valuations of TND and TSU were made: a book value appraisal and a book value adjusted to market appraisal. The information obtained from such appraisal reports enabled the preparation of the final version of the Agreement of Merger and of this Material Fact Announcement, containing the final conditions of the transaction. The aforementioned documents were reviewed by the Boards of Directors of the Companies during meetings held on July 19, 2004. Besides authorizing the execution of the final version of the Agreement of Merger, the Boards of Directors of the Companies, on the same occasion, authorized: (i) the calling of Special Shareholders' Meetings of the Companies to decide on, among other issues, the merger of TND into TSU, and (ii) the publication of this Material Fact Announcement. The current corporate structure (i.e. before the intended merger) is as follows:

                                   TIM Brasil

                              TND             TSU

                         TIM NORDESTE        TIM SUL

2. The Intended Transaction. TSU intends to incorporate TND by means of a merger. As a consequence thereof and after the fulfillment of all conditions herein mentioned, (i) TND shall cease to exist and its shareholders shall receive shares of TSU and (ii) TIM Nordeste Telecomunicacoes S.A. ("TIM Nordeste"), which is currently controlled by TND, shall then be controlled by TSU, jointly with the other currently controlled company of TSU, TIM Sul S.A. ("TIM Sul"). No impact on the activities of the operating companies of TIM Nordeste and TIM Sul is expected as a result of the transaction.

                                   TIM Brasil

                                       TSU

                         TIM NORDESTE        TIM SUL

3. Reasons for Transaction. The merger at hand aims, mainly, at concentrating the liquidity of the shares issued by TND and TSU, and reducing the administrative costs required to maintain the two companies' separate corporate structures.

4. Benefits of the Transaction. It is expected that the transaction at hand shall generate, basically, the following benefits: (i) increase the liquidity of the securities of the surviving entity; (ii) turn two regional companies (TND in the North East and TSU in the South) into one national holding company; and
(iii) enable the reduction of the administrative costs required to maintain two distinct legal structures, such as publications, registrations, preparation and auditing of financial statements, book-entry shares services, and maintenance of separate administration bodies.

5. Costs of the Transaction. The budget for the cost of the transaction described in this Material fact announcement is approximately R$ 11,000,000.00 (eleven million reais), including legal fees, appraisal services, corporate publications, registrations, travel costs and auditing costs.

6. Prior Corporate and Business Documents. As indicated in item 1 above, the Companies held Board of Directors' Meetings on May 31, 2004. On the same date, the preliminary version of the Agreement of Merger was executed. After completion of the appraisals and valuations mentioned in items 14 and 15 below, the Boards of Directors of the Companies held meetings on July 19, 2004, on which date the final version of the Agreement of Merger was signed by the officers of the Companies. Likewise and on the same date, the Audit Committees of the Companies issued an opinion in favor of the transaction.

7. Capital Increase allocation of Shares to Shareholders of the Merged Entity
(TND). As a result of the captioned merger, the capital stock of the Surviving Entity will be increased by R$ 428,237,919.90 (four hundred twenty eight million two hundred thirty seven thousand nine hundred nineteen Reais and ninety cents), represented by 127,594,750,755 (one hundred twenty seven billion five hundred ninety four million seven hundred fifty thousand and seven hundred fifty five) common shares and 211,151,865,759 (two hundred and eleven billion one hundred fifty one million eight hundred sixty five thousand and seven hundred fifty nine) preferred shares of TSU. The Companies have only one class of common and preferred shares. The shareholders of TND shall be entitled to receive the following amount of shares:

-------------------------------------------------------------------------------
          TND SHAREHOLDER                         TYPE AND NUMBER
                                           OF TSU SHARES TO BE RECEIVED
                                                BY TND SHAREHOLDERS
                                              BY VIRTUE OF THE MERGER
-------------------------------------------------------------------------------
        COMMON SHAREHOLDERS                127,594,750,755 COMMON SHARES
-------------------------------------------------------------------------------
      PREFERRED SHAREHOLDERS              211,151,865,760 PREFERRED SHARES
-------------------------------------------------------------------------------

8. Capital Stock of TSU, following transaction, as regards Types and Classes of Shares. Following the transaction, TSU's capital stock, as regards types and classes of shares, shall be:

-------------------------------------------------------------------------------
                                                             Percentage of
      Type/Class of TSU Shares            Amount             capital stock
-------------------------------------------------------------------------------
               Common                 264,793,443,731             37.7%
-------------------------------------------------------------------------------
              Preferred               437,711,795,252             62.3%
-------------------------------------------------------------------------------

9. Exchange Ratios. As informed in item 4 of the Material Fact Announcement published on June 1, 2004, each shareholder and each ADS holder of TND shall be entitled to the following amount of shares and ADS's of TSU, respectively:


-------------------------------------------------------------------------------
       SHARE/ADS HOLDER OF TND                        TYPE AND NUMBER
              SHARES/ADSs                   OF TSU SHARES / ADSs TO BE RECEIVED
                                                 (PER SHARE / ADS OF TND)
-------------------------------------------------------------------------------
       1 (one) common share of TND                 0.9261 COMMON SHARE
-------------------------------------------------------------------------------
     1 (one) preferred share of TND               0.9261 PREFERRED SHARE
-------------------------------------------------------------------------------
           1 (one) ADS of TND                         1.8522 ADS(1)
-------------------------------------------------------------------------------

--------------
(1) The exchange ratios for the TND preferred shares and ADSs are different because the ADS exchange ratio takes into account the difference in the ratio of ADSs to preferred shares under TND's ADS program, where each ADS represents 20,000 preferred shares, and TSU's ADS program, where each ADS represents 10,000 preferred shares.


The exchange ratios presented in the table above are based on an economic valuation based, in turn, on the discounted cash flow of the Companies, as detailed in item 13 below.

10. No Changes in Equity or Political Rights. The common shares of TSU have the same equity and political rights as those of TND. Similarly, the rights of the preferred shares of TSU are the same as those of the preferred shares of TND. The shares held by the controlling shareholder of both Companies (TIM Brasil) have the same equity and political rights as the shares held by the other shareholders.

11. Treatment of Fractions of TSU Shares. The shareholders of TND that do not hold the minimum number of shares required to receive at least one share of TSU, shall have the right to become shareholders of TSU, the entity that will succeed TND, provided that their intention to become a shareholder is notified to TSU in writing, within 30 (thirty) days from the publication of the minutes of the Special Shareholders' Meeting of the Surviving Entity that approves the transaction. As to all other shareholders of the TND, the share fractions will be grouped and sold at the Sao Paulo Stock Exchange ("Bovespa"), at market prices, and the net proceeds raised will be paid proportionately to the holdings of said shareholders within 90 (ninety) days, counting from the publication of the minutes of the Special Shareholders' Meeting of TSU that approves the transaction.

12. Treatment of Fractions of TSU ADSs. The holders of TND ADSs shall have their number of ADSs multiplied by 1.8522 for purposes of the exchange of ADSs. In the event the product of the multiplication is not a round number, the amount of TSU ADSs to be received shall be rounded down. The depositary of the ADSs (JPMorgan Chase Bank) shall adopt the following procedure as regards fractions of ADSs:
(1) group the fractions of ADSs and sell them directly or through third parties in the U.S. open market, and (2) following the exchange of TND ADSs by TSU ADSs, send to the ADS holder, or his broker or custodian, a check for the amount of the proceeds of the sale in the U.S. open market of the fractions grouped.

13. Valuation Based on Economic Value. The Merged Entity and the Surviving Entity were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16th Floor, Centro, Sao Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under no. 33.066.408/0001-15, especially engaged therefore, which presented the valuation reports for purposes of deliberation by the Boards of Directors of the Companies on May 31, 2004. The Merged Entity and the Surviving Entity were appraised based on net financial positions, audited on the same basis date (March 31, 2004), at economic value, through the present value discounted cash flow method. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, perfected on April 8, 2004, regarding the exercise of withdrawal rights by the minority shareholders of Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their merger into Telpe Celular S.A. (currently named TIM Nordeste). Those appraisals resulted in a range of amounts of equity value, employing a variation of the discount rate and a variation of the cash flow growth rate on a perpetuity basis. The average point of the aforementioned range of amounts is listed in the following table:

-------------------------------------------------------------------------------

      COMPANY               AVERAGE POINT OF THE             ECONOMIC VALUE
                          RANGE IN ECONOMIC VALUE              PER SHARE
                                ON 03/31/04                    ON 03/31/04
                           (in thousands of R$)                 (in R$)
-------------------------------------------------------------------------------
        TND                     R$2,456,095                   R$ 0.0068364
-------------------------------------------------------------------------------
        TSU                     R$2,631,349                   R$ 0.0073815
-------------------------------------------------------------------------------

There is no evidence or indication of any material event that may or might have relevant impact on the economic, financial and/or operational conditions of TND and/or TSU between the projection date of the economic appraisal (March 31, 2004) and the present date, that would justify an alteration on the appraisal results indicated above.

14. Appraisal at Book Value. The appraisal based on book value was be prepared by ACAL Consultoria e Auditoria S.S. ("ACAL"), a company with head office at Av. Rio Branco, 181, 18th Floor - Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under no. 28.005.734/0001-81, especially engaged therefore, which has presented the reports that shall be kept at TSU's headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), based on their book value, through the analysis of the financial statements of the Merged Entity and the Surviving Entity. The net worth accounts of TND (including, but not limited to, the special premium reserve and the profit reserves) shall be transferred to the book value of TSU. The credits generated by the capitalization of the special premium reserves of TIM Nordeste to which the Merged Entity is entitled shall be transferred to TSU by operation of the legal principle of succession applied to the merger. TSU shall succeed TND's obligations to capitalize such reserves, as established in prior agreements of merger and spin-off. Any net worth variations occurring after the basis date of the Balance Sheet of TND (June 30, 2004) shall be accounted for by TND and, once the merger is executed, TSU shall absorb any such changes in equity into its accounting books. The table below shows the results of such appraisal:


-------------------------------------------------------------------------------
      COMPANY                BOOK VALUE ON             BOOK VALUE PER SHARE
                               06/30/04                    ON 06/30/04
                         (in thousands of R$)
-------------------------------------------------------------------------------
        TND                    R$955,105                  R$0.002611163
-------------------------------------------------------------------------------
        TSU                    R$977,452                  R$0.002687090
-------------------------------------------------------------------------------

15. Appraisal Based on Book Value Adjusted to Market. Pursuant to article 264 of Law 6404/76, the appraisal based on book value adjusted to market was conducted by ACAL, especially engaged therefore. The Companies were appraised on the basis of their book value adjusted to market through the analysis of financial statements prepared and audited on the basis date June 30, 2004. The result of such appraisal is laid out below:

-------------------------------------------------------------------------------
                         BOOK VALUE ADJUSTED TO         BOOK VALUE ADJUSTED
                            MARKET ON 6/30/04           TO MARKET PER SHARE
      COMPANY             (in thousands of R$)              ON 6/30/04
-------------------------------------------------------------------------------
        TND                     R$829,792                  R$0.002268570
-------------------------------------------------------------------------------
        TSU                     R$818,905                  R$0.002251232
-------------------------------------------------------------------------------

16. Criterion used for establishing Exchange Ratios. The exchange ratios listed on the table of item 9 above and column 4 of item 22 below were established based on the average point of the range of values resulting from the economic valuation conducted by ABN AMRO, which was prepared under the discounted cash flow method on both Companies, on the basis date March 31, 2004. The Boards of Directors of the Companies understood that the most equitable exchange ratios would be obtained through the economic value.

17. Equitable Conditions/Fairness Opinion. The transaction at hand is deemed to offer equitable conditions because the exchange ratios of shares of the merged entity (TND) for the shares of the surviving entity (TSU) fall within the range of economic value proposed by ABN AMRO, who also attested that the exchange ratio chosen for this transaction is equitable for TND and for TSU. Additionally, Morgan Stanley & Co. Incorporated, an entity with headquarters on 1585 Broadway, New York, NY, U.S.A., issued an opinion, on July 12, 2004 that the total amount of shares to be issued by TSU and assigned to TND shareholders, as calculated through the application of the exchange ratios referred to in item 9 above, is fair to the shareholders of TND, from a financial standpoint.

18. No Conflict of Interests. The financial institution engaged for the appraisal based on the discounted cash flow method, ABN AMRO, the entity engaged for the appraisal of the net worth at book value and book value adjusted to market, ACAL, and the entity engaged to issue a fairness opinion, Morgan Stanley, declared that no conflict of interests exists that may hinder their independence, necessary for the fulfillment of their engagement in connection with the transaction. ABN AMRO, ACAL and Morgan Stanley further declared that neither the Companies, nor their Directors, Officers or controlling shareholders
(i) interfered or imposed limitations, in any way, on their ability to obtain the necessary information for the preparation of their analysis or opinions, as the case may be, (ii) determined or restricted their ability to determine the methodologies used to attain the conclusions presented in such analysis and opinions, or (iii) determined or restricted their ability to determine the conclusions presented by them.

19. Equity and Political Rights of the Controlling Shareholder and of the Other Shareholders Before and After the Transaction. The common and preferred shares belonging to TIM Brasil, the controlling shareholder of TND and TSU, shall not be modified in their equity and political rights. The common and preferred shares of the other shareholders of the merged entity (TND) shall not have their rights modified either, since they shall receive common and preferred shares of TSU, all of which have equal rights as the common and preferred shares of TND.

20. Shares to be received by Preferred Shareholders of the Merged Entity (TND). The preferred shareholders of TND shall receive preferred shares of TSU, all of which have the same political and equity rights as the shares of the merged entity (TND).

21. Withdrawal Right. The merger will grant withdrawal right to the common shareholders of the Merged Entity (TND) who (a) dissent on the deliberation relating to the merger (dissenting shareholders are those who vote against the merger, abstain from voting or who do not show at the Special Shareholders' Meeting convened to deliberate on the merger) and (b) were the titleholders of common shares of TND on June 1, 2004, date of publication of the first Material fact announcement on the transaction at hand (paragraph 1, art. 137 of Law 6404/76). As informed in item 7 of the Material fact announcement published on June 1, 2004, the preferred shareholders of TND shall not be entitled to withdrawal right because (i) the TND preferred shares are part of the portfolio used in the calculation of the Bovespa index; and (ii) over 50% (fifty percent) of the preferred shares of TND are in the market, that is to say, are not held by the controlling shareholder of TND or persons related thereto, therefore fulfilling the requirements of liquidity and dispersal (letters "a" and "b" of item II of art. 137 of Law 6404/76). The common and preferred shareholders of TSU (surviving entity) shall not be entitled to withdrawal right because only the shareholders of the merged entity are entitled to such right. As established by paragraph 3 of art. 264 of Law 6404/76, the dissenting common shareholders of TND may choose to exercise their withdrawal right either based on book value at market prices (column "2" of item 22 below) or on book value (column "5" of item 22 below), which have been determined based on the financial statements of the merged entity (TND) prepared and audited on the basis date June 30, 2004, as described in items 14 and 15 above. The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the date of publication of the minutes of the Special Shareholders' Meeting that approves the merger contemplated in this Material fact announcement. The intention to exercise the right to withdraw must be notified through a form, which shall be filed at any branch of ABN AMRO, custodian of the shares issued by the merged entity (TND) and by the surviving entity (TSU). Any questions regarding such procedure shall be directed to the Management of Third Party Shareholders of ABN AMRO, located at Av. Brigadeiro Luis Antonio, 2020, 6th Floor, Edificio Banco Sudameris, Bela Vista, Sao Paulo, Estado de Sao Paulo, or through the telephone number (11) 2192-2411.

22. Exchange Ratio and Calculation of Exchange Ratio based on Book Value Adjusted to Market Prices of the merged entity (TND) and of the surviving entity
(TSU), for purposes of the Comparison established by art. 264 of Law 6404/76 and Reimbursement Value based on Book Value. Because this transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law no. 6404/76, ACAL ascertained the following book values at market prices of the Merged Entity and the Surviving Entity on June 30, 2004:

---------------------------------------------------------------------------------------------------------
      Company        Book Value         Exchange ratio         Exchange ratio      Reimbursement Value
                     Adjusted to       calculated based on    proposed based on   per Share calculated
                  Market Prices per    Book Value Adjusted     economic value      based on Book Value
                    Share (in R$)       to Market Prices -                           of Merged Entity
                                         Art. 264 - Law                                    (TND)
                                             6404/76                                      (in R$)
---------------------------------------------------------------------------------------------------------

        (1)             (2)                    (3)                   (4)                    (5)
---------------------------------------------------------------------------------------------------------
        TND        R$0.002268570              1.0077                0.9261             R$0.002611163
---------------------------------------------------------------------------------------------------------
        TSU        R$0.002251232                                                             N/A
---------------------------------------------------------------------------------------------------------

Pursuant to the provisions of Section 3 of art. 264 of Law 6404/76, if the exchange ratio calculated based on book value adjusted to market values (column "3" above) is more advantageous than the exchange ratio offered (column "4" above), the common shareholders of the merged entity who dissent on the deliberation relating to the merger may choose to exercise their right to withdraw, based on either the book value adjusted to market values or the book value. Therefore, according to the provisions of Paragraph 3 of art. 264 of Law 6404/76, since the exchange ratio set forth in column "3" above is more advantageous than the exchange ratio set forth in column "4" above, the common shareholders of TND who dissent on the deliberation relating to the merger shall have the option of exercising their right to withdraw, based on the book value adjusted to market of the merged entity (column "2" above) or based on the book value of the merged entity (column "5" above), provided that it will be credited to the dissenting shareholders the higher amount set forth in column "5" above.

23. Reconsideration/Cancellation of Transaction. As provided for in paragraph 3 of Art. 137 of Law 6404/76, if the total value of the reimbursement payments to dissident shareholders compromises the financial stability of TSU, its Board of Directors may call a new Special Shareholders' Meeting of the Surviving Entity, within 10 (ten) days of the deadline for exercise of the withdrawal right, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this Material Fact Announcement.

24. Unaccounted for Liabilities to be assumed by TSU in its capacity of succeeding entity of TND. The Directors and Officers are TSU is not aware of any liability or material contingency unaccounted for by the Merged Entity (TND) that may cause an adverse impact on the net worth or on the activities of TSU after the perfection of the merger and the assumption of such liabilities by the Surviving Entity.

25. Amendments to By-Laws. As a result of the merger, art. 5 of the By-Laws of TSU shall be amended to reflect the new value and composition of the capital stock. Additionally, arts. 1 and 6 of TSU's By-Laws shall be amended to reflect its new denomination: TIM Participacoes S.A., as well as the new threshold of the Company's authorized capital stock, which shall be 1,400,000,000,000 shares, common or preferred.

26. Participation in Profits as of the Fiscal Year 2004. The shares issued by the Surviving Entity (TSU) as a result of the merger, jointly with the preexisting shares issued by the Surviving Entity (TSU), shall be entitled to all the dividends referring to the profits generated as of January 1, 2004, except as regards dividends to be paid from the "special dividends reserve", transferred from TND to TSU, to which only the shareholders who held shares of the Merged Entity (TND) on April 5, 2002 will be entitled.

27. Review of Transaction by Regulatory Agencies. The present transaction has been submitted to prior registration before the U.S. securities regulatory agency, the Securities and Exchange Commision ("SEC"). This transaction has also been presented to the Brazilian Telecommunications Agency ("ANATEL"), for regulatory purposes. Because it consists of a merger between entities controlled by the same parent, this transaction is not subject to approval by the anti-trust agency, Conselho Administrativo de Defesa Economica - CADE.

28. Stock Option Programs. Upon implementation of the merger, the Board of Directors of TSU shall decide, in due course, on adjustments to be made on TSU and TND employees', Directors' and Officers' stock option programs. Such stock option programs were approved at the General Shareholders' Meetings of TSU and TND held on May 2, 2001 and May 4, 2001, respectively, aiming at assuring purpose and basis of such programs, pursuant to section 8.4 of their regulations.

29. Availability of Documents of Transaction. The documents relating to the transaction at hand shall be available to the shareholders of the Companies for consultation, from Monday to Friday, from 9:00 a.m. through 5:00 p.m., at the headquarters of TND and TSU, indicated below:

-------------------------------------------------------------------------------
              COMPANY                                ADDRESS
-------------------------------------------------------------------------------
TELE NORDESTE PARTICIPACOES S.A.        Av. Ayrton Senna da Silva No. 1.633,
                                        Jaboatao dos Guararapes, Pernambuco
-------------------------------------------------------------------------------
TELE CELULAR SUL PARTICIPACOES S.A.     Rua Comendador Araujo No. 299,
                                        3rd Floor,  Curitiba, Parana
-------------------------------------------------------------------------------

30. Conditions to which Transaction is Subject. The main conditions for perfection of the transaction are: (i) the declaration by the SEC that the F-4 form is effective; and (ii) the approval of the transaction by the majority of the voting capital of TND and TSU at Special Shareholders' Meetings. The Special Shareholders' Meetings of TND and TSU shall be called for August 19, 2004, at 10:00 a.m and 2:00 p.m. respectively. In the event of insufficient quorum the Meetings shall be held, on second call, on August 30, 2004, in which case a proper call notice shall be published. The first publication of the first calls for Special Shareholders' Meetings of TSU and TND shall occur on the same date of the publication of this Material fact announcement.

              Jaboatao dos Guararapes and Curitiba, July 19, 2004.



                              Walmir Urbano Kesseli
                         Director of Investor Relations
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.


                            Paulo Roberto Cruz Cozza
                         Director of Investor Relations
                       TELE CELULAR SUL PARTICIPACOES S.A.